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                             November 30, 2023

       J. Todd Koning
       Executive Vice President and Chief Financial Officer
       Alphatec Holdings, Inc.
       1950 Camino Vida Roble
       Carlsbad, CA 92008

                                                        Re: Alphatec Holdings,
Inc.
                                                            Form 10-K filed
February 28, 2023
                                                            Form 8-K filed
February 28, 2023
                                                            File No. 000-52024

       Dear J. Todd Koning:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 2.02 Form 8-K filed February 28, 2023

       Exhibit 99.1
       Reconcilation of Non-GAAP Financial Measures, page 7

   1. We note your adjustment related to inventory excess and obsolete write-downs. These adjustments appear to
be part of the normal course of your operations and therefore inconsistent with
Question 100.01 of the Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures. Specifically, we note that in order to market
                                                        your products
effectively and meet the demands of interoperative product placement, the
                                                        Company maintains and
provides surgeons and hospitals with a variety of inventory
                                                        products and sizes. For
each surgery, fewer than all components will be consumed. The need to maintain and
provide a wide variety of inventory causes inventory to be held that is not likely to be
used. Please confirm you will no longer exclude these inventory losses from your Adjusted
Gross Profit, Adjusted Gross Profit Margin and Adjusted EBITDA
                                                        measures.
 J. Todd Koning
Alphatec Holdings, Inc.
November 30, 2023
Page 2
2. Please expand your disclosures to disclose the nature of the ligation expenses you remove from your non-GAAP measures. Explain how you determined that these expenses do not represent normal recurring cash expenses. Please refer to the guidance in Question 100.01 of the Division's C&DIs on non-GAAP financial measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.



                                                             Sincerely,
FirstName LastNameJ. Todd Koning
                                                             Division of
Corporation Finance
Comapany NameAlphatec Holdings, Inc.
                                                             Office of
Industrial Applications and
November 30, 2023 Page 2                                     Services
FirstName LastName